UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No 10.440.482/0001-54

Company Registration (NIRE) No. 35.300.567.064

Minutes of the Board of Directors Meeting held on December 6, 2021

DATE, TIME AND PLACE: On December 6, 2021, at 17 p.m., by audioconference, the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Company” or “Getnet”) has met in its headquarters at Av. Pres. Juscelino Kubitschek, 2041 - cj 121, Bloco A Cond. WTORRE JK - Vila Nova Conceição– CEP 04543-011 – São Paulo/SP.

CALL NOTICE AND ATTENDANCE The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Carlos Rey de Vicente, Chairman. Daniela Mussolini Llorca Sanchez, Secretary.

AGENDA: (i) Approve the election of new members to compose the Company's Executive Board and (ii) Ratify the composition of the Company's Executive Board.

RESOLUTIONS: The Board Members, unanimously and without any restrictions, resolved:

(i) APPROVE the election, for a complementary term valid until the investiture of those elected at the first Meeting of the Board of Directors after the Ordinary General Meeting of 2023, of Mrs. Fernanda Carnio Papini, Brazilian, divorced, administrator, bearer of RG No. 27.347.434-0 SSP/SP and enrolled with the CPF under No. 147.819,718-81; and Mayra Borges de Souza, Brazilian, divorced, administrator, bearer of RG No. 10.261.727-1 SSP/SP and enrolled with the CPF under No. 082.149887-80, both resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, 2041 - cj 121, Bloco A, Vila Nova Conceição – CEP 04543-011, São Paulo – SP in the position of Executive Vice Presidents of the Company. The directors hereby elected represent that they are not forbidden by law to perform the activities proper to his office, according to the certificate filed at the Company´s headquarters, and fulfill all the conditions set forth in Resolution CMN 4.122/2012, presenting the respective representations and authorizations required by the mentioned Resolution, and shall only take office of their respective post after authorization of their election by the Central Bank of Brazil;

(ii) RATIFY the composition of the Company's Executive Board with a term valid until the first meeting of the Board of Directors to be held after the Annual General Meeting of 2023, as follows:

Member	Role
Pedro Carlos Araújo Coutinho	President
Alberto De Souza Filho	Executive Vice President Officer
Alexandre de Oliveira	Executive Vice President Officer
Andre Parize Moraes	Executive Vice President Officer
Fabricio Santos Moreira Chaves	Executive Vice President Officer
Fernanda Carnio Papini	Executive Vice President Officer
Luciano Decourt Ferrari	Executive Vice President Officer
Mayra Borges de Souza	Executive Vice President Officer
Ricardo Roquette da Silva	Executive Vice President Officer
Rogerio Anicelli Said	Executive Vice President Officer

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and forwarded to electronic signature by all of the attendees. Board: Carlos Rey de Vicente – Chairman, Pedro Carlos Araújo Coutinho - Vice Chairman, Ignacio Narvarte Ichazo – Director, Javier San Félix Garcia – Director, Marcelo Augusto Dutra Labuto – Director, João Guilherme de Andrade Só Consíglio – Director. Daniela Mussolini Sanchez – Secretary.

The minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniela Mussolini Llorca Sanchez Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2021

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer